UniSource Energy Corporation
1 South Church Avenue
Tucson, Arizona 85702

September 24, 2009

Mr. William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Mailstop 3561
Washington, DC 20549-0405

Re:	UniSource Energy Corporation
Tucson Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 6, 2009
File No. 1-3730 and 1-5924

Dear Mr. Thompson:

On behalf of UniSource Energy Corporation (UniSource Energy) and Tucson Electric Power Company (TEP), we acknowledge receipt of your letter dated September 18, 2009.

This letter contains our responses to the comments and the other requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8, Consolidated Financial Statements and Supplementary Data, page K-79
Notes to Consolidated Financial Statements, page K-94
Note 9, Stockholders’ Equity, page K-137
Dividend Limitations, page K-137

1.	In future filings please disclose the amount of net income of UniSource Energy and TEP restricted or free of restrictions or tell us why you believe your current disclosure complies with Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose the amount of restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of consolidated and unconsolidated subsidiaries of UniSource Energy as of the end of the most recently completed fiscal year or tell us in detail why you believe such disclosure is not required. Refer to paragraph Rule 4-08(e)(3)(ii) of Regulation S-X.

Response: UniSource Energy and TEP believe that the current disclosure complies with Rule 4-08(e)(1) of Regulation S-X. Although the current disclosure describes dividend restrictions, these restrictions do not limit the amount of dividends that can be paid from net income. Under Rule 4-08(e)(1), the amount of net income which is subject to dividend restrictions is required to be disclosed. The disclosed dividend restriction arising under the Federal Power Act does not limit the payment by TEP or UNS Electric of dividends from net income and does not apply to UniSource Energy. Because UniSource Energy and all of its subsidiaries are in compliance with their debt covenants at December 31, 2008, there are no amounts of net income which are restricted. All net income could be distributed as dividends without violating the covenants. In future filings, we will add a statement which expressly acknowledges that no amounts of net income are restricted from being paid as dividends, if that continues to be the case, or calculate and disclose the amount of net income, if any, that is so restricted.

UniSource Energy and TEP believe that the current disclosure is in compliance with Rule 4-08(e)(3), which requires disclosure of the amount of restricted net assets when the restricted net assets of subsidiaries and the parent’s equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method of accounting exceed 25% of consolidated net assets. At December 31, 2008, there were no such restricted net assets, therefore, we have concluded that no disclosure is required.

Under Rule 4-08(e)(3), where the restrictions on making loans differ from the restrictions on paying dividends, the least restrictive should be used in calculating the amount of restricted net assets, as set forth below.

•	Although the Federal Power Act could limit the amount of dividends paid by TEP and UNS Electric, it does not limit the amount of loans that could be made.

•	Arizona Corporation Commission’s Affiliated Interest Rules require approval of any affiliate loan greater than $100,000 that matures in more than a year. However, since no approval is necessary for loans of less than one year, we think that is the least restrictive restriction for purposes of Rule 4-08(e)(3).

•	As disclosed in Notes 7 and 9 to the consolidated financial statements, TEP, UNS Gas and UNS Electric’s abilities to pay dividends to UniSource Energy depends upon their compliance with certain covenants in debt agreements as well as meeting certain other regulatory requirements. At December 31, 2008, TEP, UNS Gas and UNS Electric were in compliance with all of their debt covenants and, as noted, there were no regulatory restrictions which limited the amount of loans of less than one year. UNS Gas and UNS Electric debt are subject to a debt covenant which would restrict them from paying dividends and making affiliate loans if a default or event of default would exist after giving effect to the dividend or loan. The debt agreements containing this covenant have a leverage covenant that is based on capitalization which could limit the amount of dividends paid. However, loans by UNS Electric or UNS Gas to UniSource Energy would not result in a breach of the financial covenants in these agreements and would not give rise to a default or an event of default. So, the amount of loans is not restricted by the covenants of UNS Electric or UNS Gas in their debt agreements.

•	Similarly, a covenant in the TEP agreement restricts TEP from paying dividends and making affiliate loans if a default has occurred or would occur as a result of the dividend or loan. However, dividends or loans by TEP to UniSource Energy would not result in a breach of the financial covenants in the TEP credit agreement and would not cause a default or event of default. So, the amount of dividends or loans is not restricted by covenants in the TEP credit agreement or any other debt agreement of TEP. Therefore, at December 31, 2008 we did not have restricted net assets at our consolidated and unconsolidated subsidiaries.

At December 31, 2008, UniSource Energy and TEP have equity method investees who have distributed amounts in excess of amounts recognized in income to their respective investors. As such, we have no restricted net assets from equity method investees.

Therefore, we have concluded that no disclosure was required under Rule 4-08(e)(3). In future filings, if restricted net assets exceed 25% of consolidated net assets, we will disclose the amount of restricted net assets and any other disclosures required by Rule 4-08(e)(3).

None of TEP’s subsidiaries have any restrictions on making dividends or loans to TEP so we do not believe that any disclosure of dividend restrictions or restricted net assets is applicable to TEP.

Note 12. Share-Based Compensation Plans, page K-149.

2.	We note your disclosure that certain stock option awards and fully vested restricted stock unit awards accrue dividend equivalents and that compensation expense is recognized as dividends are paid. Please tell us why your accounting policy complies with paragraph A37 of SFAS 123(R). Also tell us whether the expected dividend yield is taken into account in estimating the grant-date fair value of stock option awards that accrue dividend equivalents, and, if so, why dividend equivalents are appropriately included in the valuation assumptions. Refer to paragraph A36 of SFAS 123(R).

Response: Only one stock option award accrues cash dividend equivalents. The options were granted in 2002 and were fully vested by January 2, 2005. Additionally, fully vested Restricted Stock Unit awards, which recipients have elected to defer until after retirement, accrue dividend equivalent restricted stock units each quarter until shares are actually issued. As noted in our footnote disclosure, we recognized compensation expense as dividend equivalent payments were accrued.

In reviewing paragraphs A36 and A37 of SFAS 123(R), we believe that we failed to appropriately comply with the guidance in those paragraphs. We should have recorded the dividend equivalents as dividends and not as compensation expense. The after-tax amount of dividend equivalents recognized as compensation expense annually by UniSource Energy and TEP in 2005 through 2008 approximated $200,000 and $150,000, respectively. At December 31, 2008, stockholders’ equity at UniSource Energy and TEP is overstated by approximately $920,000 and $763,000, respectively, due to the portion of compensation expense which was capitalized and the tax impact related to the recorded compensation expense. The Company has evaluated the quantitative and qualitative impacts of the error to the prior period UniSource Energy and TEP financial statements pursuant to Staff Accounting Bulletin No. 99 – Materiality, and does not believe that the impact is material to any previously issued financial statements. Accordingly, the adjustments to correct the balance sheet will be made in the third quarter of 2009.

We also considered the impact of dividends on the initial valuations of these awards. With respect to the initial valuation of these two awards, we believe that the Restricted Stock Unit awards were appropriately valued, because we used the share price on the date of grant (which incorporates the value of all expected future dividend payments). The 2002 Stock Option Award was fully vested before the first quarter of 2005, with the vesting period prior to adoption of SFAS 123(R). Thus, the only financial statement impact would have been in footnote disclosure. We believe our valuation of the 2002 stock option award disclosed in the footnotes was not appropriate because we included an expected dividend rate. We should have set the expected dividend rate at zero since the awards include the dividend protection feature. The impact would have been disclosure of additional total compensation expense of $845,000 on the pro forma footnote. We do not believe any additional accounting entries or disclosure is necessary associated with this issue.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements – Unaudited, page 13
Note 6, Income Taxes, page 28

3.	Please tell us why you believe the discrete method of calculating income tax expense for interim reporting was an acceptable accounting method. Refer to paragraph 190 and 191 of SFAS 109 and paragraph 19 of APB Opinion No. 28. In addition, tell us if you considered the change from the discrete method to the effective tax rate method a change in accounting principle or a change in accounting estimate and the basis for your conclusion.

Response: Use of the Discrete Method

While we agree that the guidance in paragraphs 190 and 191 of SFAS 109 and paragraph 19 of APB Opinion No. 28 directs companies to use the effective annual tax rate in computing income tax expense in interim periods, our use of the discrete method in interim periods prior to 2009 stems from Paragraph 78 of FIN 18: Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28, and was a permitted and common industry practice. Many regulated industries either use or have used the discrete method of accounting for income taxes in interim periods, including regulated public utilities. This practice was addressed in Paragraph 78 of FIN 18: Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28. That paragraph addresses the application of FIN 18, and therefore APB Opinion No. 28, to regulated industries and states in part “Some respondents noted that the Addendum to APB Opinion No. 28 may provide an exemption from the interpretation for certain enterprises in regulated industries. The Board is aware that differing applications of the Addendum exist in practice and has not addressed that issue.” Since for many years the treatment of the Investment Tax Credit in the calculation of income tax expense has been a major difference between the statutory and effective income tax rates for public utilities, the decision of the Board not to address the divergence in practice has been interpreted as allowing regulated public utilities to continue to use the discrete method.

Change in Accounting Principle v. Change in Accounting Estimate

We view the change from the use of the discrete method to the annual effective tax rate method for calculating income tax expense in interim periods to be a change in accounting principle. FAS 154: Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3 provides guidance as to when a change in computation or presentation in the financial statements constitutes a change in accounting principle. FAS 154, par. 2c defines a change in accounting principle as “a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply”.

In using the discrete method of accounting for income taxes, UniSource Energy relied on FIN 18. FIN 18, par. 78 recognizes that there may be “an exemption from the Interpretation for certain enterprises in regulated industries”. Therefore, the discrete method is an acceptable accounting method for entities in regulated industries. The change in method of accounting for income taxes in interim periods is a change from an accepted industry practice allowed by the application of FIN 18 to a generally accepted accounting method required by APB Opinion No. 28. As such, this change represents a change from one generally accepted accounting principle to another and is a change in accounting principle as defined in paragraph 2c of FAS 154.

* * * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (520) 745-3122. If for any reason it would be useful to contact me by e-mail, my e-mail address is kkissinger@tep.com.

Very truly yours,

UNISOURCE ENERGY CORPORATION

By:
Karen G. Kissinger
Vice President & Chief Accounting Officer

TUCSON ELECTRIC POWER COMPANY

By:
Karen G. Kissinger
Vice President & Chief Accounting Officer